UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
PEAK BIO, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
70470P108 (Common Stock)
(CUSIP Number)
November 14, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following 15 pages)

CUSIP No. 70470P108	13G

1		NAME OF REPORTING PERSON SBI Investment KOREA Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 70470P108	13G

1		NAME OF REPORTING PERSON SBI Cross-border Advantage Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 70470P108	13G

1		NAME OF REPORTING PERSON SBI Healthcare Fund 1
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 70470P108	13G

1		NAME OF REPORTING PERSON IBKC-SBI Bio Fund 1
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 70470P108	13G

1		NAME OF REPORTING PERSON SBI KIS 2016-1 Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 70470P108	13G

1		NAME OF REPORTING PERSON 2014 KIF-SBI IT Investment Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 70470P108	13G

1		NAME OF REPORTING PERSON Global Gateway Fund 1
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 70470P108	13G

1		NAME OF REPORTING PERSON 2019 SBI Job Creation Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 70470P108	13G

SCHEDULE 13G/A
This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13G is being filed on behalf of SBI Investment KOREA Co., Ltd. and its affiliates, SBI Cross-border Advantage Fund, SBI Healthcare Fund 1, IKBC-SBI Bio Fund 1, SBI KIS 2016-1 Fund, 2014 KIF-SBI IT Investment Fund, Global Gateway Fund 1 and 2019 SBI Job Creation Fund (collectively, the “SBI Entities”), relating to common stock, $0.0001 par value per share, of Peak Bio, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements the Schedule 13G with respect to the Issuer filed by the SBI Entities with the Securities and Exchange Commission on  February 28, 2023 (as amended and supplemented to date, the “Schedule 13G”).
Except as provided herein, this Schedule 13G does not modify any of the information previously reported on the Schedule 13G. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13G.
Item 1.

(a)	Name of Issuer: Peak Bio, Inc., a Delaware corporation (the “Company”) (f/k/a Ignyte Acquisition Corp.).

(b)	Address of Issuer’s Principal Executive Offices:
The Company’s principal executive offices are located at
3350 W. Bayshore Rd., Suite 100 Palo Alto, CA 94303.

Item 2.

(a)	Name of Person Filing:
SBI Investment KOREA Co., Ltd.
SBI Cross-border Advantage Fund
SBI Healthcare Fund 1
IKBC-SBI Bio Fund 1
SBI KIS 2016-1 Fund
2014 KIF-SBI IT Investment Fund
Global Gateway Fund 1
2019 SBI Job Creation Fund

(b)	Address of Principal Business Office or if none, Residence:
SBI Investment KOREA Co., Ltd.
14th FL., NC Tower, 509, Teheran-ro
Gangnam-gu, Seoul, Korea

(c)	Citizenship: Republic of Korea

(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 70470P108

CUSIP No. 70470P108	13G

Item 3.	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☒ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
On March 4, 2024 (March 5, 2024 Korea time), in connection with the dissolution of 2014 KIF-SBI IT INVESTMENT FUND (“2014 SBI”), 2014 SBI distributed in-kind, for nominal consideration, all of the securities of the Issuer owned by 2014 SBI to SBI Investment KOREA Co., Ltd., the general partner of 2014 SBI.
On October 7, 2024 (October 8, 2024 Korea time), in connection with the dissolution of SBI KIS 2016-1 FUND (“2016-1 Fund”), 2016-1 Fund distributed in-kind, for nominal consideration, all of the securities of the Issuer owned by 2016-1 Fund to SBI Investment KOREA Co., Ltd. (“SBI”), the general partner of 2016-1 Fund.
On November 14, 2024, the Issuer completed the previously announced strategic combination (the “Closing”) contemplated by the Agreement and Plan of Merger by and among the Issuer, Akari Therapeutics, Plc, a public company limited by shares under the laws of England and Wales (“Akari”) and Pegasus Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Akari (“Merger Sub”), as amended by that certain side letter dated August 15, 2024 (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Akari.
Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the Issuer’s common stock, par value $0.0001 per share (the “Peak Common Stock”), was converted into the right to receive Akari American Depositary Shares (“Akari ADSs”) representing a number of Akari ordinary shares, par value $0.0001 per share (the “Akari Ordinary Shares”) equal to 0.2935 (the “Exchange Ratio”), each such share duly and validly issued against the deposit of the requisite number of Akari Ordinary Shares in accordance with the Deposit Agreement (as defined in the Merger Agreement).
As a result of the Merger and at the Effective Time, the SBI Investment KOREA Co., Ltd., SBI Cross-border Advantage Fund, SBI Healthcare Fund 1, IKBC-SBI Bio Fund 1, Global Gateway Fund 1 and 2019 SBI Job Creation Fund ceased to beneficially own any shares of Peak Common Stock.

CUSIP No. 70470P108	13G

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
SBI Investment KOREA Co., Ltd. – 0
SBI Cross-border Advantage Fund – 0
SBI Healthcare Fund 1 – 0
IKBC-SBI Bio Fund 1 – 0
SBI KIS 2016-1 Fund – 0
2014 KIF-SBI IT Investment Fund – 0
Global Gateway Fund 1 – 0
2019 SBI Job Creation Fund – 0

(b)	Percent of Class: 0%
SBI Investment KOREA Co., Ltd. – 0%
SBI Cross-border Advantage Fund – 0%
SBI Healthcare Fund 1 – 0%
IKBC-SBI Bio Fund 1 – 0%
SBI KIS 2016-1 Fund – 0%
2014 KIF-SBI IT Investment Fund – 0%
Global Gateway Fund 1 – 0%
2019 SBI Job Creation Fund – 0%

(c)	Number of shares which the person has:

(i)	Sole power to vote or to direct the vote:
SBI Investment KOREA Co., Ltd. – 0
SBI Cross-border Advantage Fund – 0
SBI Healthcare Fund 1 – 0
IKBC-SBI Bio Fund 1 – 0
SBI KIS 2016-1 Fund – 0
2014 KIF-SBI IT Investment Fund – 0
Global Gateway Fund 1 – 0
2019 SBI Job Creation Fund – 0

(ii)	Shared power to vote or to direct the vote:
SBI Investment KOREA Co., Ltd. – 0
SBI Cross-border Advantage Fund – 0
SBI Healthcare Fund 1 – 0
IKBC-SBI Bio Fund 1 – 0
SBI KIS 2016-1 Fund – 0
2014 KIF-SBI IT Investment Fund – 0
Global Gateway Fund 1 – 0
2019 SBI Job Creation Fund – 0

CUSIP No. 70470P108	13G

(iii)	Sole power to dispose or to direct the disposition:
SBI Investment KOREA Co., Ltd. – 0
SBI Cross-border Advantage Fund – 0
SBI Healthcare Fund 1 – 0
IKBC-SBI Bio Fund 1 – 0
SBI KIS 2016-1 Fund – 0
2014 KIF-SBI IT Investment Fund – 0
Global Gateway Fund 1 – 0
2019 SBI Job Creation Fund – 0

(iv)	Shared power to dispose or to direct the disposition:
SBI Investment KOREA Co., Ltd. – 0
SBI Cross-border Advantage Fund – 0
SBI Healthcare Fund 1 – 0
IKBC-SBI Bio Fund 1 – 0
SBI KIS 2016-1 Fund – 0
2014 KIF-SBI IT Investment Fund – 0
Global Gateway Fund 1 – 0
2019 SBI Job Creation Fund – 0

CUSIP No. 70470P108	13G

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers and investment companies, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 70470P108	13G

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 4, 2024

SBI INVESTMENT KOREA CO., LTD.

By:	/s/ Jae Kwang Ahn
Name: Jae Kwang Ahn
Title: Authorized Person

/s/ Eiichiro So
Name: Eiichiro So Title: Authorized Person

SBI CROSS-BORDER ADVANTAGE FUND

By:	/s/ Jae Kwang Ahn
Name: Jae Kwang Ahn
Title: Authorized Person

/s/ Eiichiro So
Name: Eiichiro So Title: Authorized Person

SBI HEALTHCARE FUND 1

By:	/s/ Jae Kwang Ahn
Name: Jae Kwang Ahn
Title: Authorized Person

/s/ Eiichiro So
Name: Eiichiro So Title: Authorized Person

IKBC-SBI BIO FUND 1

By:	/s/ Jae Kwang Ahn
Name: Jae Kwang Ahn
Title: Authorized Person

/s/ Eiichiro So
Name: Eiichiro So Title: Authorized Person

CUSIP No. 70470P108	13G

SBI KIS 2016-1 FUND

By:	/s/ Jae Kwang Ahn
Name: Jae Kwang Ahn
Title: Authorized Person

/s/ Eiichiro So
Name: Eiichiro So Title: Authorized Person

2014 KIF-SBI IT INVESTMENT FUND

By:	/s/ Jae Kwang Ahn
Name: Jae Kwang Ahn
Title: Authorized Person

/s/ Eiichiro So
Name: Eiichiro So Title: Authorized Person

GLOBAL GATEWAY FUND 1

By:	/s/ Jae Kwang Ahn
Name: Jae Kwang Ahn
Title: Authorized Person

/s/ Eiichiro So
Name: Eiichiro So Title: Authorized Person

2019 SBI JOB CREATION FUND

By:	/s/ Jae Kwang Ahn
Name: Jae Kwang Ahn
Title: Authorized Person

/s/ Eiichiro So
Name: Eiichiro So Title: Authorized Person